[LOGO] BROCKER Technology Group                       2150 Scotia One
                                                    10060 Jasper Avenue
                                             Edmonton, Alberta T5J 3R8, Canada

Brocker to Expand e-Business Consulting by Acquiring Certus

AUCKLAND,  NZ - August 30, 2000 - Brocker  Technology Group Ltd. (Nasdaq:  BTGL,
TSE: BKI), http://www.brockergroup.com a business-to-business communications company, is pleased to announce today that it has signed a Letter of Intent to acquire Certus Project Consulting Ltd., a management consulting company operating in the IT and telecommunication sectors of New Zealand and Australia. Completion of this acquisition is dependent upon completion of satisfactory due diligence and signing of a mutually acceptable formal agreement, and is also subject to obtaining required regulatory approval.

According to Brocker CEO, Mr. Michael Ridgway, the acquisition of Certus strengthens Brocker's Professional Services consulting arm. "Certus has valuable intellectual property, in the form of effective business-to-business communication methodologies and frameworks. They have a great reputation for providing first class business consulting and have established themselves as an innovator in assisting organizations to become e-business ready. We welcome the addition of their skills and methodologies to the Brocker Professional Services practice."

Mr. Ridgway added that the acquisition of Certus has significant benefits to Brocker. "The consulting methodologies and frameworks that Certus brings to Brocker have tremendous global application. We plan to roll them out around the world as we expand our business. We are also actively looking to expand the Professional Services practice in the United States, Canada and the United Kingdom."

Certus Managing Director, Greg Woolley sees the move as a significant opportunity for growth. "Last year we identified a niche in the market for strategic e-business consulting. By joining the Brocker Professional Services practice we now become part of a global enterprise. We are excited about being a part of Brocker's expansion plans and long term future. We will be establishing regional Centers of Excellence for our B2B consulting solutions, as well as establishing a research and development group within the Professional Services practice. We intend to remain at the forefront of technology development and innovation."

Consideration for the acquisition will be paid in Brocker shares, valued at the time a formal agreement is signed. The purchase price will be based on the lesser of 1.5 times revenues or 15 times net profit before tax up to a maximum purchase price of NZ$2.5 million (approximately US$1.1 million or CDN$1.65 million). The shares to be issued for this acquisition will not be tradable for one year from closing and will then be subject to a pooling arrangement. The revenue for Certus over the past 12 months totals approximately NZ$2.5 million.

Once the acquisition is complete, all 20 Certus employees will relocate to the offices of Brockers's Professional Services division.

About Certus Project Consulting Ltd.

Certus Project Consulting http://www.certus.co.nz was established in 1999 and has offices in New Zealand and Australia, as well as ongoing projects in Singapore and the United States.

The Company provides a range of management consulting services focused around assisting clients to match business strategies with technology strategies. Certus has a client base of corporate and government organizations including Microsoft, EDS, Air New Zealand, Vodafone, The National Bank of New Zealand (owned by Lloyds Bank) and Television New Zealand.

ABOUT BROCKER TECHNOLOGY GROUP

Brocker Technology Group http://www.brockergroup.com is a global innovator in business-to-business communication systems focusing on application development, technical consulting services, application hosting, and vendor services (Brocker's original technology distribution and service business). Brocker's e-communications products, collectively called EC Suite (Enterprise Communication Suite), include Supercession http://www.supercession.com
(e-business       transaction       processing       software),       Bloodhound
http://www.bloodhound.co.nz (unified messaging software) and Powerphone (caller ID software that also displays all of the client's transaction history). Brocker has established partnering agreements with KPMG and PeopleSoft. Brocker's Supercession is designed to integrate with PeopleSoft's non-internet based ERP software.

Brocker began trading on the Nasdaq on Monday, August 21, 2000.

Corporate Contact
Brocker Technology Group
Robert Rowell
Tel: (800) 299-7823
Email: rrowell@brockergroup.com

Investor & Media Relations (United States)
Wall Street Investor Relations
Ms. Lisa Arnold
Tel: (301) 907-4092
Email: larnold@wallstreetir.com

Investor & Media Relations (Canada)
Anthony Zelen
Mindshare Communications
Tel: (888) 301 6788
Email: btgl@mindsharecommunications.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. In addition, completion of the acquisition of Certus Project Consulting Ltd. is dependent upon completion of satisfactory due diligence, the entering into of a mutually acceptable formal agreement, and is subject to obtaining required regulatory approvals, and there is no assurance that this proposed acquisition will be completed. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.